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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2—Final Amendment)

CEPHALON, INC.
(Name of Subject Company (issuer))

CEPHALON, INC.
(Name of Filing Person (offeror))

Zero Coupon Convertible Subordinated Notes
due June 15, 2033, First Putable June 15, 2008

Zero Coupon Convertible Subordinated Notes
due June 15, 2033, First Putable June 15, 2010
(Title of Class of Securities)

156708 AF 6 and 156708 AG 4

156708 AH 2 and 156708 AJ 8
(CUSIP Number of Class of Securities)

John E. Osborn
Senior Vice President, General Counsel
and Secretary
Cephalon, Inc.
145 Brandywine Parkway
West Chester, PA 19380
(610) 344-0200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Pran Jha
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

        This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Cephalon, Inc., a Delaware corporation (the "Company"), on November 16, 2004, as amended by Amendment No. 1 to Tender Offer Statement on Schedule TO filed by the Company on December 14, 2003 (as amended and supplemented, the "Schedule TO"), relating to an offer by the Company to exchange $1,000 principal amount of the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 (the "New 2008 Notes"), for each $1,000 principal amount of validly tendered and accepted outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 and issued June 11, 2003 (the "Old 2008 Notes"), of the Company and $1,000 principal amount of the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 (the "New 2010 Notes," and together with the New 2008 Notes, the "New Notes"), for each $1,000 principal amount of validly tendered and accepted outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 and issued on June 15, 2003 (the "Old 2010 Notes," and together with the Old 2008 Notes, the "Old Notes"), of the Company upon the terms and subject to the conditions contained in the Offer to Exchange dated November 16, 2004 (as amended or supplemented from time to time, the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Exchange constitute the "Offer").

Items 1 through 11.

        Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

The Offer expired at 9:00 a.m., New York City time, on December 15, 2004. On December 15, 2004, the Company accepted for exchange Old Notes tendered pursuant to the Offer. As of the expiration date of the Offer, $361,784,000 principal amount of the Old 2008 Notes, representing approximately 96.5 percent of the Old 2008 Notes outstanding, and $370,256,000 principal amount of the Old 2010 Notes, representing approximately 98.7 percent of the Old 2010 Notes outstanding, had been validly tendered and not withdrawn pursuant to the Offer. On December 16, 2004, the Company issued a press release announcing the acceptance of Old Notes tendered pursuant to the Offer, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange, dated November 16, 2004.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)*	Letter to Clients.
(a)(i)(v)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)*	Press Release, dated November 16, 2004.
(a)(5)(ii)+	Press Release, dated December 16, 2004.
(b)	None.
(d)(1)*	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(2)*	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(3)*	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(4)*	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(5)*	Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(d)(6)*	Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(g)	None.
(h)	None.

*
Previously filed

+
Filed herewith

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cephalon, Inc.
By:	/s/ J. KEVIN BUCHI Name: J. Kevin Buchi Title: Senior Vice President and Chief Financial Officer

Dated: December 16, 2004

3

Exhibit Index

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange, dated November 16, 2004.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)*	Letter to Clients.
(a)(i)(v)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)*	Press Release, dated November 16, 2004.
(a)(5)(ii)+	Press Release, dated December 16, 2004.
(b)	None.
(d)(1)*	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(2)*	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(3)*	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(4)*	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(5)*	Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(d)(6)*	Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International.
(g)	None.
(h)	None.

*
Previously filed

+
Filed herewith

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  Items 1 through 11.
  Item 12. Exhibits.
SIGNATURE
Exhibit Index